SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of December, 1999.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                       NINE MONTHS ENDED DECEMBER 31, 1999

                                            CONSOLIDATED BALANCE SHEET

                                                                                          AS AT                AS AT
ASSETS                                                                          DECEMBER 31 1999        MARCH 31 1999
------                                                                              -----------          -----------

CURRENT ASSETS
       Cash                                                                            $203,393            $ 456,425
       Accounts Receivable                                                                3,214                3,214
       Marketable securities - at market                                                      0               22,942
       Goods & Services Tax Receivable                                                   12,400               34,642
       Deposits and Prepaid Expense                                                      43,987              179,773
                                                                                       --------              -------
                                                                                        262,994              696,996

CAPITAL ASSETS                                                                           48,021               32,579
DEFERRED EXPLORATION EXPENDITURES, NET OF WRITE DOWN                                  8,280,980            8,100,426
                                                                                     ----------            ---------

                                                                                     $8,591,995           $8,830,001
                                                                                    ===========           ==========

LIABILITIES

CURRENT LIABILITIES

       Accounts Payable and Accrued Liabilities                                         108,435              277,590

DUE TO RELATED PARTIES                                                                   29,317               22,800
                                                                                        --------              ------

                                                                                        137,752              300,390
                                                                                        --------             -------
SHAREHOLDERS' EQUITY

CAPITAL STOCK                                                                        20,682,415           20,346,416
DEFICIT                                                                             (12,228,172)         (11,816,805)
                                                                                    ------------         ------------
                                                                                      8,454,243            8,529,611
                                                                                     ----------           ---------
                                                                                     $8,591,995           $8,830,001
                                                                                     ===========          ==========
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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                        NINE MONTHS ENDED DECEMBER 31, 1999

                                       CONSOLIDATED STATEMENT OF DEFICIT


                                                                                           1999                 1998
                                                                                           ----                 ----
REVENUE

       INTEREST                                                                         $ 4,834             $ 43,497
                                                                                        -------             --------

EXPENSES

       Write-down of Deferred Exploration Expenditures                                        0                    0
       General & Administrative Expense  (Note 1)                                       416,201              462,621
                                                                                        -------              -------

NET LOSS FOR THE YEAR                                                                  (411,367)            (419,124)
                                                                                       ---------            ---------

DEFICIT, BEGINNING OF PERIOD                                                        (11,816,805)          (8,969,658)
                                                                                    ------------          -----------

DEFICIT, END OF PERIOD                                                             ($12,228,172)         ($9,388,782)
                                                                                   =============         ============



Note 1: G&A includes legal, advertising and travel expenses totalled $231,779.


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
                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                       NINE MONTHS ENDED DECEMBER 31, 1999

                             CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
                                                                                           1999                 1998
                                                                                           ----                 ----
EXPENDITURES CAPITALIZED IN THE YEAR

       Mining claims and Geological                                                     $37,500             $ 25,000
       Exploration Costs                                                                143,052              565,067
       General and Administrative                                                             0                    0
                                                                                              -                    -
                                                                                        180,552              590,067

BALANCE, BEGINNING OF PERIOD                                                          8,100,428            8,957,968

LESS: EXPLORATION COSTS WRITTEN OFF                                                           0                    0
                                                                                              -                    -

BALANCE, END OF PERIOD                                                               $8,280,980           $9,548,035
                                                                                     ==========           ==========


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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                       NINE MONTHS ENDED DECEMBER 31, 1999

                            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                                                                                           1999                 1998
                                                                                           ----                 ----
OPERATING ACTIVITIES

       Net loss for the year                                                        ($ 411,367)          ($ 419,124)
       Change in non-cash working capital balances                                      11,814           (1,833,159)
                                                                                      ---------            ---------

                                                                                      (399,554)          (2,252,283)

FINANCING

       Issuance of Common Shares                                                        336,000              404,810
       Proceeds from Sale of Capital Assets                                                   0                    0
       Advances from Shareholders and Directors                                           6,516              104,211
       Repayments to Shareholders and Directors                                               0                    0
                                                                                              -                    -
                                                                                        342,516              509,021
                                                                                       --------            ---------

INVESTING

       Mineral Properties and Deferred Exploration Expenditures                         180,552              590,067
       Purchase of Capital Assets                                                        15,442                2,170
                                                                                        -------                -----
                                                                                        195,994              592,237
                                                                                        -------              -------

INCREASE (DECREASE) IN CASH                                                            (253,032)          (2,335,500)

BANK BALANCE (OVERDRAFT), BEGINNING OF PERIOD                                           456,424            2,724,318
                                                                                        -------            ---------
CASH, END OF PERIOD                                                                    $203,393          $   388,818
                                                                                       ========          ===========
CASH & SHORT-TERM DEPOSITS ARE COMPRISED OF:

       CASH                                                                             185,006              (36,182)

       SHORT-TERM DEPOSITS                                                               18,387              425,000
                                                                                         ------            ---------

                                                                                       $203,393          $   388,818
                                                                                       ========          ===========
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President